

October 30, 2012

Via E-mail
Mr. Drew K. Hostetter
Executive Vice President, Treasurer and Chief Financial Officer
Susquehanna Bancshares, Inc.
26 North Cedar St.
Lititz, Pennsylvania

   Re: **Susquehanna Bancshares, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed February 29, 2012
       Form 10-Q for the Quarterly Period Ended March 31, 2012
       Filed May 9, 2012
       Form 10-Q for the Quarterly Period Ended June 30, 2012
       Filed August 3, 2012
       File No. 001-33872

Dear Mr. Hostetter:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Sharon Blume

          Sharon Blume
          Assistant Chief Accountant